Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

Labopharm Comments on Recent Trading Activity

LAVAL, Quebec (December 12, 2008) – Labopharm Inc. (TSX: DDS, NASDAQ:DDSS), at the request of Market Surveillance on behalf of the Toronto Stock Exchange, today commented on the recent trading activity of its common shares. The Company is not aware of any reason for the recent trading activity other than the approaching Prescription Drug User Fee Act (PDUFA) action date for its once-daily formulation of tramadol, by which the U.S. Food and Drug Administration (FDA) could provide final approval for marketing and sale of the formulation in the United States. The PDUFA action date is January 2, 2009. The Company has not yet received any decision from the FDA. When it does, it will issue a press release.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally and its second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D'Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com